SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2001 **Commission file number 1-3157**

UNION CAMP CORPORATION
EMPLOYEES INVESTMENT PLAN
(Full title of the plan)

INTERNATIONAL PAPER COMPANY
400 Atlantic Street
Stamford, CT 06921
Telephone: (203) 541-8000
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

13-0872805
(I.R.S. Employer Identification No.)

Special Note with Respect to Report of Arthur Andersen LLP for the Years Ended December 31, 1999 and December 31, 2000.

In connection with International Paper Company's (Company) change of auditors by its Board of Directors on April 9, 2002, the employee benefit plans sponsored by the Company have also changed auditors. The new auditor of Union Camp Corporation Employees Investment Plan (Plan) for fiscal years 2001 and 2002 is Deloitte & Touche LLP. During the fiscal years ended December 31, 1999 and 2000, the Plan did not have any disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedures which, if not resolved to Arthur Andersen LLP's satisfaction, would have caused it to make reference to the disagreement in connection with its report.

SEC rules require us to present our audited financial statements in various SEC filings, along with Arthur Andersen LLP's consent to our inclusion of its audit report in those filings. The SEC recently has provided regulatory relief designed to allow companies that file reports with the SEC to dispense with the requirement to file a consent of Arthur Andersen LLP in certain circumstances. We have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our incorporating its report as having certified our financial statements for the Plan for the years ended December 31, 1999 and 2000. The report of Arthur Andersen LLP included herein is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP. Accordingly, you will not be able to sue Arthur Andersen LLP in connection with the inclusion of this report herein, and therefore, your right of recovery may be limited as a result of the lack of consent.

UNION CAMP CORPORATION EMPLOYEES INVESTMENT PLAN

TABLE OF CONTENTS

Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor Form 5500. Supplemental schedules as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, have been omitted because of the absence of the conditions under which they are required.

Deloitte & Touche LLP
600 Morgan Keegan Tower
P.O. Box 3030
Memphis, Tennessee 38173-0030

Tel: (901) 523-1234
Fax: (901) 527-7619
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of Union Camp
Corporation Employees Investment Plan:

We have audited the accompanying statement of net assets available for benefits of Union Camp Corporation Employees Investment Plan (the "Plan") as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of and for the year ended December 31, 2000 were audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of nonexempt transactions for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Income Security Income Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements, and in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

As further discussed in Note 1 to the financial statements, effective March 31, 2002, the Plan was merged into the Savings Plan for Designated Groups of Employees of International Paper Company.

Deloitte & Touche LLP

June 21, 2002

Deloitte
Touche
Tohmatsu

This report is a copy of a previously issued Arthur Andersen LLP report and this report has not been reissued by Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Union Camp Corporation
Employees Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Union Camp Corporation Employees Investment Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Memphis, Tennessee,
June 15, 2001.

UNION CAMP CORPORATION EMPLOYEES INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS:		
Investments - Plan interest in Master Trust (Notes 1, 2, 3, 4, and 6)	$ 29,250,017	$ 30,985,737
Receivables:		
Participants' contributions	97,072	159,988
Employer's contributions	25,481	45,745
Total receivables	122,553	205,733
NET ASSETS AVAILABLE FOR BENEFITS	$ 29,372,570	$ 31,191,470

See notes to financial statements.

UNION CAMP CORPORATION EMPLOYEES INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
ADDITIONS:		
Investment loss - Plan interest in Master Trust (Notes 1, 2, 3, and 4)	$ (639,725)	$ (3,046,619)
Contributions:		
Participants'	1,755,690	2,478,829
Employer's	457,825	673,681
Total contributions	2,213,515	3,152,510
Total additions, net	1,573,790	105,891
DEDUCTIONS:		
Benefits paid to participants	3,257,697	2,817,238
Administrative expenses	44,895	27,563
Transfers to/from other plans, net (Note 7)	90,098	7,039,803
Total deductions	3,392,690	9,884,604
NET DECREASE	(1,818,900)	(9,778,713)
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	31,191,470	40,970,183
End of year	$ 29,372,570	$ 31,191,470

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

General - The Union Camp Corporation Employees Investment Plan (the "Plan") was established on January 1, 1989. The following is a brief summary of the Plan, the assets of which are held in the Union Camp Corporation Savings and Investment Plans' Trust Fund, a master trust (the "Master Trust"). Participants should refer to the plan document and subsequent amendments thereto for a more complete description of the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

On April 30, 1999, Union Camp Corporation merged with and into International Paper Company (the "Merger"). International Paper Company agreed, for a period of one year following the Merger, to provide benefits under the employee benefit plans that were no less favorable in the aggregate than those provided by Union Camp Corporation. Union Camp Corporation, as succeeded by International Paper Company, is herein referred to as the "Company."

Generally, employees of the Company who are employed at certain facilities and are compensated on an hourly basis, and who are not eligible to participate in the Company's other employee investment plans, are eligible to participate in the Plan after completion of one year of credited service with the Company.

Effective March 31, 2002, the Plan was merged into the Savings Plan for Designated Groups of Employees of International Paper Company (the "Savings Plan"). Effective April 1, 2002, the Savings Plan was amended and restated to incorporate new plan design features and was renamed the International Paper Company Hourly Savings Plan.

Contributions - For eligible employees at Company facilities that participate in the Plan where an appendix to the plan document applies, all contributions are made on a pre-tax basis whereby the participants may elect to have their compensation reduced and contributed to the Plan by the Company on their behalf, subject to the requirements of the Internal Revenue Code (the "Code"). A participant may make basic contributions to the Plan in increments of $5, according to plan provisions, from each weekly paycheck. If an applicable appendix provides for Company matching contributions, the Company shall contribute to the Plan the amount set forth in the applicable appendix. A participant who makes basic contributions may also make supplemental contributions, which are not matched by the Company, in increments of $5 up to an amount whereby all participant pre-tax contributions do not exceed $10,500 per year in 2001 and 2000 (as indexed in accordance with section 402(g) of the Code). A participant may also roll over amounts from another qualified plan or trust if the transfer qualifies as a qualifying rollover contribution in accordance with the relevant provisions of the Code. The Company matching contribution will be determined according to the applicable governing appendix.

For eligible employees at Company facilities that participate in the Plan, but for which no appendix applies, all contributions are made on a pre-tax basis whereby employees may elect to have their compensation reduced and contributed to the Plan by the Company on their behalf, subject to the requirements of the Code. A participant may make basic contributions to the Plan in increments of

$5, from each weekly paycheck, up to an amount whereby all participant pre-tax contributions do not exceed 25% of the participant's weekly pay or $10,500 per year in 2001 (as indexed in accordance with section 402(g) of the Code). A participant may also roll over amounts from another qualified plan or trust if the transfer qualifies as a qualifying roll over contribution in accordance with the relevant provisions of the Code.

Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan earnings, and debited with the participant's benefit payments, if applicable, and allocations of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options - Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested solely in the Company Stock Fund which is comprised of shares of International Paper Company common stock. Any discretionary additional contributions made by the Company are allocated to the Company Stock Fund by the Plan Administrator in accordance with the terms of the Plan. The Company made no discretionary additional contributions in 2001 and 2000. Earnings on all investments are reinvested in the respective funds.

Loans to Participants - Participants in certain locations may borrow from their fund accounts an amount not to exceed the lesser of 1) $50,000 reduced by the excess of the highest outstanding balance of all loans from the Plan during the one-year period ending on the day before the date such loan is made over the outstanding balance of all loans from the Plan on the date such loan is made or 2) 50% of the balance in the participant's pre-tax contribution account and rollover account. Loan transactions are treated as transfers between the respective investment funds and the loan fund. Interest rates are determined quarterly and are equal to the prime interest rate (excluding fractional interest) of T. Rowe Price Trust Company (the "Trustee") plus 1%. The interest rate for a loan remains fixed for the life of the loan. Repayments of loans are made in equal monthly amounts through payroll deductions over one to five years or ten years for the purchase of a principal residence. Principal and interest repayments are reinvested on the participant's behalf when repaid. Interest rates on outstanding loans ranged from 7% to 10% as of December 31, 2001.

Vesting and Payment of Benefits - Participant contributions and earnings thereon are fully vested at all times, while Company contributions and earnings thereon generally become fully vested upon five years of service with the Company. Upon voluntary termination of employment, the participant will receive vested amounts in one lump-sum distribution and forfeit unvested Company contributions, which are applied against future Company contributions or may be used to pay administrative expenses of the Plan. However, if termination is caused by retirement, disability or death, the participant becomes fully vested in all Company contributions and earnings thereon.

Expenses of the Plan - Expenses of administering the Plan may be paid by the Plan or the Company. Expenses relating to the purchase and sale of guaranteed investment contracts or securities, including brokerage fees and stock transfer taxes, and expenses relating to the investment and reinvestment of assets are included in the cost of the related investment. All other expenses are paid by the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's interest in the Master Trust, except for the guaranteed investment contracts, is valued at fair value. If available, quoted market prices are used to value the underlying investments. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent brokerage firms and insurance companies.

The Plan has entered into various benefit-responsive investment contracts with insurance companies which maintain the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contracts are included in the financial statements at contract value as reported to the Plan by the issuer. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contracts held by the Master Trust at December 31, 2001 was $47,969,000. The aggregate average yields of the investment contracts for the years ended December 31, 2001 and 2000 were 6.59% and 6.62%, respectively. The aggregate crediting interest rates for the investment contracts as of December 31, 2001 and 2000 were 6.49% and 6.64%, respectively.

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits - Benefits are recorded when paid.

3. MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee and consist of an undivided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of other plans sponsored by the Company for investment and administrative purposes. Although assets of the plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets and administrative expenses are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2001 and 2000, are summarized as follows:

	2001	2000
Investments:		
At fair value:		
International Paper Company common stock	$ 40,227,442	$ 44,361,939
Mutual funds	61,134,192	89,545,321
Loans to participants	3,949,387	4,024,057
	105,311,021	137,931,317
Guaranteed investment contracts, at contract value	47,961,623	49,116,481
Total investments	$ 153,272,644	$ 187,047,798
Plan's interest in Master Trust	$ 29,250,017	$ 30,985,737
Plan's interest in Master Trust as percentage of total	19 %	17 %

The net investment loss of the Master Trust for the years ended December 31, 2001 and 2000, is summarized below:

	2001	2000
Investment loss:		
Net (depreciation) appreciation of investments:		
International Paper Company common stock	$ (356,188)	$ (60,895,333)
Mutual funds	(10,498,192)	(7,766,398)
Guaranteed investment contracts	2,596,349	1,679,594
	(8,258,031)	(66,982,137)
Interest and dividends	3,141,827	16,903,970
Total investment loss, net	$ (5,116,204)	$ (50,078,167)

4. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the Company Stock Fund, which includes both participant and nonparticipant-directed investments for the years ended December 31, 2001 and 2000, is as follows:

	2001	2000
Net assets - Company Stock Fund	$ 8,172,083	$ 9,393,410

	2001	2000
Changes in net assets:		
Investment income (loss) - Plan interest in Master Trust	$ 68,570	$ (2,806,545)
Employer's contributions	458,692	677,151
Participants' contributions	235,208	330,354
Benefits paid to participants	(651,166)	(569,213)
Administrative expenses	(24,994)	(15,213)
Transfers to participant-directed investments and other plans, net	(1,307,637)	(516,421)
Net change	(1,221,327)	(2,899,887)
Company Stock Fund, beginning of year	9,393,410	12,293,297
Company Stock Fund, end of year	$ 8,172,083	$ 9,393,410

Participants are entitled to exercise voting rights associated with International Paper Company common stock shares and fractional shares thereof in proportions which are representative of their accounts. The Company is required, under the Plan's provisions, to notify all participants of the exercise date and provide all necessary information. Voting rights not exercised directly by the participants are voted by the Trustee proportionately with the voting shares that were exercised.

5. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 9, 1994 that the Plan and related trust were designed in accordance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the Company and the Plan Administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. RELATED-PARTY TRANSACTIONS

Certain of the Plan's investments are shares of mutual funds managed by an affiliate of the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Also included in the Plan's investments are shares of common stock of International Paper Company, the Plan's sponsor, which qualify as party-in-interest transactions.

7. TRANSFERS TO/FROM OTHER PLANS

Transfers to/from other plans represent net transfers of certain participant balances between the Plan and other Company sponsored plans. In 2000, a portion of the Plan merged into the International Paper Company Retirement Savings Plan totaling approximately $7,549,000.

8. NONEXEMPT TRANSACTIONS

For the year ended December 31, 2001, the Company's failure to remit participant contributions to the Plan within the 15th business day of the month following the month in which such amounts would have been payable to the participant in cash constituted a lending of such monies to the Company. As such, these transactions represented nonexempt transactions between the Company and the Plan as identified in the attached supplemental schedule.

UNION CAMP CORPORATION
EMPLOYEES INVESTMENT PLAN

FORM 5500, Schedule G, Part III
NONEXEMPT TRANSACTIONS
YEAR ENDED DECEMBER 31, 2001

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions (d) Current value of asset
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. Certain March 2000 participant contributions of $43,585 were deposited on August 18, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The March 2001 participant contributions of $164,605 were deposited on April 27, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The May 2001 participant contributions of $163,512 were deposited on June 22, 2001.
International Paper Company	Plan Sponsor	Participant contributions for employees were not funded by the 15th business day after the month withheld, as required by D.O.L. Regulation 2510.3-102. The June 2001 participant contributions of $147,865 were deposited on July 27, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the person who administers the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

UNION CAMP CORPORATION EMPLOYEES INVESTMENT PLAN

By ______________________
J.N. Carter, Senior Vice President and Administrator of the Plan

Date: June 25, 2002
Stamford, Connecticut

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-75235 of International Paper Company Form S-8 of our report dated June 21, 2002 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the plan's merger) appearing in this Annual Report on Form 11-K of the Union Camp Corporation Employees Investment Plan for the year ended December 31, 2001.

Deloitte & Touche LLP

Memphis, Tennessee
June 26, 2002